R A O Rosneftegazstroy

RNGS

02049482

14 Zhitnaya St.,
Moscow, Russia, 119991
tel: + 7 (095) 238 52 11
fax:+ 7 (095) 239 15 90
E-mail: finance@rngs.ru

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-b)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

August 12, 2002

SEC MAIL PROCESSING
RECEIVED
AUG 22 2002
WASH. D.C. 180 SECTION

Re: JSC Rosneftegazstroy (file# 82-4597)

Dear Sir or Madam!
In connection with JSC Rosneftegazstroy's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(l)(iii), enclosed please find attached documents.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-13116, which was declared effective by the SEC on August 7, 1997.

Attached: RNGS press releases (in English).

Sincerely,

Peter Houlder,
Vice President

PROCESSED
AUG 30 2002
THOMSON
FINANCIAL

February 20, 2002

JSC "RAO Rosneftegazstroy" Signs Contract in Yemen.

In the middle of February JSC "RAO Rosneftegazstroy" signed a contract with "AVIREX CONCESSION" (Amirates) on the performance of oil and gas field finding & exploration works in the eastern part of Yemen (Al Makhra).

According to this contract "RNGS-Geoexpert" will provide performance of the seismic works in the context of the promising projects in the eastern part of Yemen (with the total area of 2000 m^2). In the framework of the project it is assumed to drill 9 exploratory boreholes and open 3 oil fields by the end of 2003. Annual investments volume in this project will exceed $ 25 million. Project coordinator is Dr. L.G. Kirukhin, OAO "RAO Rosneftegazstroy" senior geologist.

On the 5th of February Minister of Oil &Mineral Resources of Yemen, Rashid Barbav, signed the permit to initiate the performance of oil works in two sites in the province of Al Makhra in the eastern part of the country.

JSC "RAO Rosneftegazstroy"
Press-cutting service

May 28, 2002

Russian Stock Company "Rosneftegazstroy" and Georgian International Oil Corporation Established a Joint Construction Venture.

In the end of May RAO "Rosneftegazstroy" signed a contract of interaction with SC "International Oil Corporation of Georgia". In the context of the contract Parties established Georgian-Russian construction venture "Gruzrosneftegazstroy" meaning to participate in the pipeline projects "Baku-Tbilisi-Jaykhan" and "Baku-Tbilisi-Arzurum" and other projects in oil& gas fields and civil construction.

The contract provides:

- Establishment of Russian-Georgian Pipeline Consorcium "Novorossiysk-Supsa" (RGPC);
- Joint exploration and exploitation of oil & gas fields on the territory of Russia, Georgia and other countries;
- Establishment of the joint info-analytical center on the basis of modern info-intellectual technologies.

JSC"RAO Rosneftegazstroy"

Press-cutting service.

June 20, 2002

In June RAO "Rosneftegazstroy" signed a General Agreement with "KAMAL NABIZADA CO.INC." and "NEDA TELECOM CO.INC." (Afghanistan). The companies agreed to establish a joint venture "RNGS-AFGANISTAN" in Afghanistan.

The Agreement provides participation of "RNGS-AFGANISTAN" in the projects of oil & gas and industrial & civil constructions on the territory of Afghanistan. In the context of the Agreement the company is supposed to participate in other activity fields such as cartography, engineering, info-technologies, distant training etc.

After the Agreement was signed the President of "KAMAL NABIZADA CO.INC." Mr. Akhmad Homayoun Froogvo remarked in his interview, that afghan businessmen are interested in close interaction with Russian companies.

"Our company exists since 1987 (15 years), - emphasized Mr. Akhmad, - and is successfully working in Afghanistan, Uzbekistan, Kazakhstan, Russia and in the States. We hope that our agreement of joint activity with the leading company of Oil &Gas Complex of Russia – RAO "Rosneftagazstroy" – will make strong background for the solution of the most urgent tasks in Afghanistan. Today, taking into consideration extensive plans of Afghanistan government to restore oil & gas complex of the country, some civil construction objects, "RNGS-AFGANISTAN" intends to take an active part in the development and realization of some projects."

JSC "RAO Rosneftegazstroy"

Press-cutting service.

June 2002

RAO “Rosneftegazstroy” Shareholders General Annual Meeting.

RAO “Rosneftegazstroy” Shareholders General Annual Meeting took place on the 20th of June 2002.

In the meeting were approved Company Annual Report of 2001, Annual Financial Accounts (including loss and profit accounts with the consideration of the Audit Report of the Auditing Commission and Audit Company).

The Audit Report states, that results of 2001, represented in the Financial Accounts of JSC RAO “Rosneftegazstroy”, show some definite improvement of the financial and economic activity of the Company. Increase of the Company economic activity profit achieved 162% in comparison with the results of 2000.

RAO “Rosneftegazstroy” Head office total income of realization of construction projects of Oil and Gas Complex of Russia (such as construction of compressor plants of Caspiy Pipeline Consorcium on the territory of three subjects of Russian Federation, construction of gas pipeline in Yakutiya, construction of Yourubchanskiy oil field in Krasnoyarsk region, reconstruction and technical re-equipment of gas transport systems of Tatarstan and Tumen regions, construction works in Chechnay etc.) in 2001 was 1 372 202 000 rubles and increased 8.5 times in comparison with the same index of 2000. Corporate figures illustrating financial and economic activity of the Company will be introduced to the shareholders in the third quarter of 2002.

RAO “Rosneftegazstroy” Shareholders Meeting approved procedure of the distribution of the Company profit of 2001, ratified Company budget and procedure of the profit distribution in 2002.

General Meeting of Shareholders elected Board of Directors, where were included representatives of RAO "Rosneftegazstroy", other companies of oil and gas complex, state and commercial structures. Mr. G.I. Shmal took up a post of the Board of Directors Chairman.

Besides, the Meeting ratified the Company Shareholders Meeting Regulations and the new edition of the Company Charter, Board of Directors Regulations, Audit Commission Regulations and Company Executive Bodies Regulations.

Company "Audit & Consulting" was approved to be an official auditor of RAO 'Rosneftegazstroy". RAO 'Rosneftegazstroy" Finance Accounts of 2001 will be published in the periodical 'Financial Statements of Stock Companies, Banks and Insurance Companies".

JSC"RAO Rosneftegazstroy"
Press-cutting service.

June, 2002

Dr. I.I. Mazur, "RAO Rosneftegazstroy" President, in his interview to the Russian periodical 'Faces of Business"(№ 6/1 **Chemistry, Oil& Gas Industry)** mentioned, that his company focuses mainly on the intellectual potential. In this respect the Company manages the whole scope of knowledge in order to convert it into the intellectual capital to achieve maximum efficiency.

RAO "Rosneftegazstroy" has a long history and rich experience in construction. This allows accomplishment of the construction and reconstruction of 15.000 km of the pipeline "turnkey" with all the necessary components of the infrastructure each year.

Construction departments of RNGS work on the projects of Caspiy Pipeline Consorcium (CPC), gas pipeline "Yamal-Europe", oil and gas pipelines in the Eastern Siberia and Far East and in Nenetsk region. Company has many branches in the main regions of Russia and ISC. RNGS joint ventures successfully function in Great Britain, USA, Austria, Greece, Austria and Amirates. All this demands quality increase of the services provided with the stress on the advanced technologies. Following this strategy leaders of RAO "Rosneftegazstroy" in cooperation with Russian Academy of Sciences established a research-and-production corporation of the intellectual systems – 'NPK Intellect-C".

The major task of the corporation is the integration of the scientific potential of the Institutions of Russian Academy of Sciences (RAS), working in the fields of environmental and resources conservation sciences.

Working with different projects the Corporation uses rich experience of the companies that are the parts of the structure: "RNGS-Engineering", "RIATS INTEC" and "Investment Development Institution" that are intellectually supported by RAS.

"RNGS-Engineering" is the united engineering center of RAO "Rosneftegazstroy" Holding and solves problems of the optimization of the investment projects in short terms with the help of the computerized system of the investment projection. This system is based on the intellectual technologies. The Company concentrates on the integrated preparation of the investment projects beginning with the stage of the preliminary work up to the stages of the projection management and field supervision.

ZAO "RIATS INTEC" decides questions of the scientific and technical tasks in the fields of the info-resources conservation, development and application of the high technologies and development of the corporate info-network.

"Investment Development Institution" functions on the base of Architecture and Construction Complex of Moscow, Russian Academy of Economics, State University of Management etc. Main partners and customers: project, management and construction "daughter" companies of "LukOil", "Gazprom", Moscow Government, RAO "Rosneftegazstroy" and others.

The Institution provides: individual and corporate educational programs in the field of management and economics of the Russian Oil and Gas Complex; consulting services in the fields of the investment projection, corporate and project management with the help of "MP Consulting"; multilevel training in the foreign languages.

June28, 2002

International exhibition "Oil & Gas 2002" came to the end on the 28th of June. RAO "Rosneftegazstroy" was awarded a diploma for the best Company stand and for the advances in the development of scientific and technical progress and application of the new industrial technologies in the Fuel and Energy Complex.

Among the new exhibited technologies were some works of the scientific and industrial corporation "Intellect–C", established by "RAO Rosneftegazstroy" in cooperation with the Russian Academy of Sciences. Among the most interesting achievements were the innovations of the company "RIATZ INTTEC" in the creation, development and application of some intellectual info-technologies and systems on the basis of algorithmic modifications of regularizing Bayesian approach in different enterprises of Oil & Gas Complex of Russian Federation and abroad.

Much attention was devoted to the promising works of "RNGS-Engineering" – "RAO Rosneftegazstroy" "daughter" company – in the developing of cybernetic systems in the project management (projection and risk management) and territory management, including map-making, inventory and monitoring of the Fuel and Energy Complex projects.

JSC"RAO Rosneftegazstroy"

Press-cutting service.

July 7, 2002

"RNGS-Engineering"-United Engineering Center of "RAO Rosneftegazstroy" Holding - has performed the first stage of the cooperation agreement with the Joint Institution of Physical & Engineering Problems of the Northern Region of Russian Academy of Sciences and International University of Yakutia in Moscow. Project "Cybernetic Systems of the Stable Development of Sakha Republic Territory (Yakutia)" was developed and put at the disposal of the Customer.

Cybernetic System of the Stable Development of Sakha Republic Territory should provide realization of the Program of the President and government administration of Sakha Republic. According to the Agreement, Cybernetic Systems could be applied in the fields of objects inventory, objects present conditions monitoring, projection of the construction objects; analysis, evaluation and development forecasting of natural, industrial and technological, ecological, economical & social processes.

Mr. V. Semenov, "RNGS-Engineering" General Director, remarks, that "...according to the Company practice only with the help of the forecasting modeling of floods on Lena-river and some preventive measures it is possible to save more than 2 billions of rubles, usually spent on the liquidation of the consequences of the emergency situations".

"RNGS-Engineering" has been already involved into the development of Cybernetic Systems of the Stable Development of Nenets Autonomous Region (NAR) Territory. The management strategy of the stable development of NAR, worked out by "RNGS-Engineering", intended to provide a complex solution of the ecological, economical, social, political and other problems at the stage of planning and making decisions.

July 11, 2002

First stage of the integral interaction of Russian - Ukrainian - Polish company “Devon” in the development of a gas field in Kharkov region was started. Joint venture “Devon”, established in 2000 with the participation of “RNGS-Oil & Gas Exploration” (“RAO Rosneftegazstroy” Holding “daughter” company), Ukrainian company “Neftegaz of Ukrain” and Polish company “Polskogo Grunitstva Naftovogo and Gazovnitstva C.A”, has started to develop Sakhalin Oil & Gas field in Kharkov region. The first developed gas-well gives 250.000 m^3 of gas round the clock. This stage of the development supposes outflow for 300 millions m^3 of gas round the clock with the increase up to 500-700 millions m^3 of gas in the next stages. The Program supposes to perform some works in the start and exploitation of two gas-wells: projection, drilling, productive horizons testing and construction of the shelf and system of complex gas treatment.

V. Fedorchenko, “RAO Rosneftegazstroy” Vice-President, informed, that ambassadors of Russia, Brazil, Poland, Ukraine and leaders of “Devon” met in July in Kiev. The meeting summed up the results of the first stage of the cooperation. The further strategy of the cooperation is based on the expansion of the interaction in the fields of oil &gas exploration and exploitation in the shelves of Black Sea and Sea of Azov.

V. Fedorchenko also mentioned, that in the future trends there is an intention to establish close relationship between “Devon“ and Brazil venture “PETROBRAS”.

JSC “RAO Rosneftegazstroy”
Press-cutting service.